SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                          U.S. REALTY PARTNERS LIMITED
                                  PARTNERSHIP
                            (Name of Subject Company)


  MPF DEWAAY PREMIER FUND, LLC; MP VALUE FUND 7, LLC; MPF SPECIAL FUND 8, LLC;
    MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MORAGA GOLD, LLC; STEVEN GOLD;
     MPF-NY 2005, LLC; MACKENZIE PATTERSON FULLER, INC.; and C.E. PATTERSON

                                    (Bidders)

                          DEPOSITARY UNITS CERTIFICATES
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

      Transaction                                             Amount of
      Valuation*                                              Filing Fee

      $1,298,375                                              $152.82

* For purposes of calculating the filing fee only. Assumes the purchase of 305,500 of the Depositary Units Certificates ("Units") at a purchase price equal to $4.25 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DEWAAY PREMIER FUND, LLC; MP VALUE FUND 7, LLC; MPF SPECIAL FUND 8, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MORAGA GOLD, LLC, STEVEN GOLD; and MPF-NY 2005, LLC (collectively the "Purchasers") to purchase up to 305,500 of the Depositary Units Certificates ("Units") in U.S. REALTY PARTNERS LIMITED PARTNERSHIP (the "Partnership"), the subject company, at a purchase price equal to $4.25 per Unit, less the amount of any distributions declared or made with respect to the Units between March 22, 2005 (the "Offer Date") and May 6, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson Fuller, Inc. and C.E. Patterson are named as "bidders" herein because each is deemed to control the Purchasers, but neither party is otherwise participating in the offer described in this schedule.

         In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

         As of March, 2005, 1,222,000 Units were issued and outstanding, of which AIMCO Properties, L.P., a general partner of the Partnership, and its affiliates own 828,227, or approximately 67.78%, of the outstanding Units, according to a Preliminary Information Statement on Schedule 14C filed by the Partnership in March 2005. One of the Purchasers, Steven Gold, owns a total of 13,000 Units, or approximately 1% of the outstanding Units. The Purchasers and their affiliates currently beneficially own no other Units. The 305,500 Units subject to the Offer constitute approximately 25% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $1,298,375 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

         The address of the Partnership's principal executive offices is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated March 22, 2005

         (a)(2) Letter of Transmittal

         (a)(3) Form of Letter to Unit holders dated March 22, 2005

         (a)(4) Form of advertisement in Investor's Business Daily

         (b)- (h) Not applicable.


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


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 22, 2005

MPF DEWAAY PREMIER FUND, LLC
MP VALUE FUND 7, LLC
MPF SPECIAL FUND 8, LLC
MACKENZIE PATTERSON SPECIAL FUND 7, LLC
MORAGA GOLD, LLC
MPF-NY 2005, LLC

By:      /s/ Christine Simpson
         ------------------------------
         Christine Simpson, Vice President of Manager of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Christine Simpson
         -------------------------------
         Christine Simpson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson
-------------------------------

STEVEN GOLD

/s/ Steven Gold
-------------------------------















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



                                 EXHIBIT INDEX


Exhibit           Description

(a)(1)            Offer to Purchase dated March 22, 2005

(a)(2)            Letter of Transmittal

(a)(3)            Form of Letter to Unit holders dated March 22, 2005

(a)(4)            Form of advertisement in Investor's Business Daily